UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                              AMERIGON INCORPORATED
                                (NAME OF ISSUER)

                       CLASS A COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   03070L 30 0
                                 (CUSIP NUMBER)

                                GEORGE L. ARGYROS
                            ARNEL DEVELOPMENT COMPANY
                        949 SOUTH COAST DRIVE, SUITE 600
                              COSTA MESA, CA 92626
                                 (714) 481-5000

                                 WITH A COPY TO:

                                THOMAS M. WHEELER
                              TMW ENTERPRISES, INC.
                       801 WEST BIG BEAVER ROAD, SUITE 201
                                 TROY, MI 48084
                                 (248) 362-3620
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 10, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                            -------------------------
CUSIP No. 03070l 30 0                 13D                     Page 1
---------------------------                            -------------------------

================================================================================
1.        S.S. or I.R.S. Identification of Above Person:
          George L. Argyros
--------------------------------------------------------------------------------
2.        Check The Appropriate Box If A Member of A Group (See Instructions)
                                                                  (a) |X|
                                                                  (b) |_|
--------------------------------------------------------------------------------
3.        Sec Use Only

--------------------------------------------------------------------------------
4.        Source of Funds
          00
--------------------------------------------------------------------------------
5.        Check Box If Disclosure of Legal Proceedings Is Required
          Pursuant To Items 2(d) or 2(e)  |_|

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          United States
--------------------------------------------------------------------------------
7.        Number of Shares Beneficially Owned By Each Reporting Person With
          Sole Voting Power

--------------------------------------------------------------------------------
8.        Shared Voting Power
          6,841,848 Shares
--------------------------------------------------------------------------------
9.        Sole Dispositive Power

--------------------------------------------------------------------------------
10.       Shared Dispositive Power
          6,841,848 Shares
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned By Each Reporting Person
          6,841,848 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; Mr. Argyros disclaims beneficial ownership of these shares except to the extent of his interests in Westar Capital II, LLC: (iii) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Westar Capital II, LLC; Mr. Argyros disclaims beneficial ownership of such shares until the shares are purchased upon exercise of the warrants, and he further disclaims beneficial ownership of these shares except to the extent of his interests in Westar Capital II, LLC; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; Mr. Argyros disclaims beneficial ownership of these shares; (v) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Big Beaver Investments LLC; Mr. Argyros disclaims beneficial ownership of these shares; (vi) 181,037 shares issuable upon conversion of the Promissory Note held by Big Star Investments LLC; Mr. Argyros disclaims beneficial ownership of these shares except to the extent of his interests in Big Star Investments LLC; and (vii) 18,103 shares underlying the Bridge Loan Warrant held by Big Star Investments LLC; Mr. Argyros disclaims beneficial ownership of these shares until the shares are acquired upon the shares are purchased upon exercise of the warrants and further disclaims beneficial ownership of these shares except to the extent of his interests in Big Star Investments LLC.
--------------------------------------------------------------------------------
12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
          |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented By Amount In Row (11)
          74.97% (after giving effect to the exercise of the Bridge Loan Warrant and of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
--------------------------------------------------------------------------------
14.       Type of Reporting Person
          IN
================================================================================

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CUSIP No. 03070l 30 0                 13D                     Page 2
---------------------------                            -------------------------

================================================================================
1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Person
          Thomas M. Wheeler
--------------------------------------------------------------------------------
2.        Check The Appropriate Box If A Member of A Group (See Instructions)
                                                               (a) |X|
                                                               (b) |_|
--------------------------------------------------------------------------------
3.        Sec Use Only

--------------------------------------------------------------------------------
4.        Source of Funds
          00
--------------------------------------------------------------------------------
5.        Check Box If Disclosure of Legal Proceedings Is Required
          Pursuant To Items 2(d) or 2(e)  |_|

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          United States
--------------------------------------------------------------------------------
7.        Number of Shares Beneficially Owned By Each Reporting Person With
          Sole Voting Power

--------------------------------------------------------------------------------
8.        Shared Voting Power
          6,841,848 Shares
--------------------------------------------------------------------------------
9.        Sole Dispositive Power

--------------------------------------------------------------------------------
10.       Shared Dispositive Power
          6,841,848 Shares
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned By Each Reporting Person
          Aggregate Amount Beneficially Owned By Each Reporting Person
          6,841,848 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Mr. Wheeler disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; Mr. Wheeler disclaims beneficial ownership of these shares; (iii) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Westar Capital II, LLC; Mr. Wheeler disclaims beneficial ownership of these shares; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; Mr. Wheeler disclaims beneficial ownership of these shares except to the extent of his interests in Big Beaver Investments LLC; (v) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Big Beaver Investments LLC; Mr. Wheeler disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants, and he further disclaims beneficial ownership of these shares except to the extent of his interests in Big Beaver Investments LLC; (vi) 181,037 shares issuable upon conversion of the Promissory Note held by Big Star Investments LLC; Mr. Wheeler disclaims beneficial ownership of these shares except to the extent of his interests in Big Star Investments LLC; and (vii) 18,103 shares underlying the Bridge Loan Warrant held by Big Star Investments LLC; Mr. Wheeler disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants and further disclaims beneficial ownership of these shares except to the extent of his interests in Big Star Investments LLC.
--------------------------------------------------------------------------------
12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
          |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented By Amount In Row (11)
          74.97% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
--------------------------------------------------------------------------------
14.       Type of Reporting Person
          IN
================================================================================

---------------------------                            -------------------------
CUSIP No. 03070l 30 0                 13D                     Page 3
---------------------------                            -------------------------

================================================================================
1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
          Big Star Investments LLC
--------------------------------------------------------------------------------
2.        Check The Appropriate Box If A Member of A Group (See Instructions)
                                                              (a) |X|
                                                              (b) |_|
--------------------------------------------------------------------------------
3.        Sec Use Only

--------------------------------------------------------------------------------
4.        Source of Funds
          00
--------------------------------------------------------------------------------
5.        Check Box If Disclosure of Legal Proceedings Is Required
          Pursuant To Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
7.        Number of Shares Beneficially Owned By Each Reporting Person With
          Sole Voting Power

--------------------------------------------------------------------------------
8.        Shared Voting Power
          6,841,848
--------------------------------------------------------------------------------
9.        Sole Dispositive Power

--------------------------------------------------------------------------------
10.       Shared Dispositive Power
          6,841,848
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned By Each Reporting Person
          6,841,848 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; and Big Star Investments LLC disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; Big Star Investments LLC disclaims beneficial ownership of these shares; (iii) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Westar Capital II, LLC; Big Star Investments LLC disclaims beneficial ownership of such shares until the shares are purchased upon exercise of the warrants, and further disclaims beneficial ownership of these shares; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; Big Star Investments LLC disclaims beneficial ownership of these shares; (v) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Big Beaver Investments LLC; Big Star Investments LLC disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants and further disclaims beneficial ownership of these shares; (vi) 181,037 shares issuable upon conversion of the Promissory Note held by Big Star Investments LLC; and (ii) 18,103 shares underlying the Bridge Loan Warrant held by Big Star Investments LLC; Big Star Investments LLC disclaims beneficial ownership of these shares until the shares until the shares are purchased upon exercise of the warrant.

--------------------------------------------------------------------------------
12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
          |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented By Amount In Row (11)
          74.97% (after giving effect to the exercise of the warrant).
--------------------------------------------------------------------------------
14.       Type of Reporting Person
          00
================================================================================

---------------------------                            -------------------------
CUSIP No. 03070l 30 0                 13D                     Page 4
---------------------------                            -------------------------

================================================================================
1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
          Big Beaver Investments LLC
--------------------------------------------------------------------------------
2.        Check The Appropriate Box If A Member of A Group (See Instructions)
                                                             (a) |X|
                                                             (b) |_|
--------------------------------------------------------------------------------
3.        Sec Use Only

--------------------------------------------------------------------------------
4.        Source of Funds
          00
--------------------------------------------------------------------------------
5.        Check Box If Disclosure of Legal Proceedings Is Required
          Pursuant To Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
7.        Number of Shares Beneficially Owned By Each Reporting Person With
          Sole Voting Power

--------------------------------------------------------------------------------
8.        Shared Voting Power
          6,841,848
--------------------------------------------------------------------------------
9.        Sole Dispositive Power

--------------------------------------------------------------------------------
10.       Shared Dispositive Power
          6,841,848
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned By Each Reporting Person
          6,841,848 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Big Beaver Investments LLC disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; Big Beaver Investments LLC disclaims beneficial ownership of these shares; (iii) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Westar Capital II, LLC; Big Beaver Investments LLC disclaims beneficial ownership of these shares; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; (v) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Big Beaver Investments LLC; Big Beaver Investments LLC disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants; (vi) 181,037 shares issuable upon conversion of the Promissory Note held by Big Star Investments LLC; Big Beaver Investments LLC disclaims beneficial ownership of these shares except to the extent of its interests in Big Star Investments LLC; and (vii) 18,103 shares underlying the Bridge Loan Warrant held by Big Star Investments LLC; Big Beaver Investments LLC disclaims beneficial ownership of these shares until the shares are acquired upon exercise of the conversion rights and further disclaims beneficial ownership of these shares except to the extent of its interests in Big Star Investments LLC.
--------------------------------------------------------------------------------
12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
          |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented By Amount In Row (11)
          74.97% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
--------------------------------------------------------------------------------
14.       Type of Reporting Person
          00
================================================================================

---------------------------                            -------------------------
CUSIP No. 03070l 30 0                 13D                     Page 5
---------------------------                            -------------------------

================================================================================
1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
          Westar Capital Associates II, LLC
--------------------------------------------------------------------------------
2.        Check The Appropriate Box If A Member of A Group (See Instructions)
                                                               (a) |X|
                                                               (b) |_|
--------------------------------------------------------------------------------
3.        Sec Use Only

--------------------------------------------------------------------------------
4.        Source of Funds
          00
--------------------------------------------------------------------------------
5.        Check Box If Disclosure of Legal Proceedings Is Required
          Pursuant To Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
7.        Number of Shares Beneficially Owned By Each Reporting Person With
          Sole Voting Power

--------------------------------------------------------------------------------
8.        Shared Voting Power
          6,841,848
--------------------------------------------------------------------------------
9.        Sole Dispositive Power

--------------------------------------------------------------------------------
10.       Shared Dispositive Power
          6,841,848
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned By Each Reporting Person
          6,841,848 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares except to the extent of its interests in Westar Capital II, LLC; (iii) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Westar Capital II, LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares until such time as the shares are purchased upon exercise of the warrants and it further disclaims beneficial ownership except to the extent of its interest in Westar Capital II, LLC; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares; (v) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Big Beaver Investments LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares; (vi) 181,037 shares issuable upon conversion of the Promissory Note held by Big Star Investments LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares except to the extent of its interests in Big Star Investments LLC; and (vii) 18,103 shares underlying the Bridge Loan Warrant held by Big Star Investments LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares until the shares are acquired upon exercise of the conversion rights and further disclaims beneficial ownership of these shares except to the extent of its interests in Big Star Investments LLC.
--------------------------------------------------------------------------------
12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
          |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented By Amount In Row (11)
          74.97% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
--------------------------------------------------------------------------------
14.       Type of Reporting Person
          00
================================================================================

---------------------------                            -------------------------
CUSIP No. 03070l 30 0                 13D                     Page 6
---------------------------                            -------------------------

================================================================================
1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
          Westar Capital II, LLC
--------------------------------------------------------------------------------
2.        Check The Appropriate Box If A Member of A Group (See Instructions)
                                                              (a) |X|
                                                              (b) |_|
--------------------------------------------------------------------------------
3.        Sec Use Only

--------------------------------------------------------------------------------
4.        Source of Funds
          00
--------------------------------------------------------------------------------
5.        Check Box If Disclosure of Legal Proceedings Is Required
          Pursuant To Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
7.        Number of Shares Beneficially Owned By Each Reporting Person With
          Sole Voting Power

--------------------------------------------------------------------------------
8.        Shared Voting Power
          6,841,848
--------------------------------------------------------------------------------
9.        Sole Dispositive Power

--------------------------------------------------------------------------------
10.       Shared Dispositive Power
          6,841,848
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned By Each Reporting Person
          6,841,848 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Westar Capital II, LLC disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; (iii) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Westar Capital II, LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares until such time as the shares are purchased upon exercise of the warrants; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares; (v) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Big Beaver Investments LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares; (vi) 181,037 shares issuable upon conversion of the Promissory Note held by Big Star Investments LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares except to the extent of its interests in Big Star Investments LLC; and (vii) 18,103 shares underlying the Bridge Loan Warrant held by Big Star Investments LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares until the shares are acquired upon exercise of the conversion rights and further disclaims beneficial ownership of these shares except to the extent of its interests in Big Star Investments LLC.
--------------------------------------------------------------------------------
12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
          |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented By Amount In Row (11)
          74.97% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
--------------------------------------------------------------------------------
14.       Type of Reporting Person
          00
================================================================================

---------------------------                            -------------------------
CUSIP No. 03070l 30 0                 13D                     Page 7
---------------------------                            -------------------------

                                  SCHEDULE 13D

                  George L. Argyros, Thomas M. Wheeler, Big Star Investments LLC ("Big Star"), Big Beaver Investments LLC ("Big Beaver"), Westar Capital II, LLC ("Westar II") and Westar Capital Associates II, LLC ("Westar Associates") hereby amend their report on Schedule 13D filed on April 8, 1999 (the "Original Statement") (filed by George L. Argyros, Thomas M. Wheeler and Big Star), their Amendment No. 1 to the Original Statement (the "First Amendment") filed on June 22, 1999 (filed by all of the foregoing), and their Amendment No. 2 to the Original Statement (the "Second Amendment") filed on April 26, 2000 (filed by all of the foregoing). George L. Argyros, Thomas M. Wheeler, Big Star, Big Beaver, Westar II and Westar Associates are collectively referred to herein as the "Reporting Persons."

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Class A Common Stock, no par value (the "Issuer Common Stock"), of the Issuer. The principal executive offices of the Issuer are located at 5462 Irwindale Avenue, Irwindale, California 91706.

ITEM 2.  IDENTITY AND BACKGROUND.

         Big Star is a Delaware limited liability company formed for the purpose of entering into the prior credit transaction described in the Original Statement (which was paid off in connection with the transactions described in the First Amendment). Big Star entered into a new Credit Agreement with the Issuer on March 16, 2000 and made the loan pursuant thereto, as described in the Second Amendment. This Amendment No. 3 relates to an additional funding in the amount of $1,000,000 by Big Star on May 10, 2000 pursuant to the Credit Agreement, as evidenced by the Supplement to Loan Agreement (Exhibit 2, attached). Big Star's principal business address is c/o Westar Capital, 949 South Coast Drive, Suite 650, Costa Mesa, California 92626, and its managing members are Westar II and Big Beaver.

         Westar II is a Delaware limited liability company engaged in the business of investing in both private and public companies. Westar II's managing member is Westar Associates. Westar Associates is a Delaware limited liability company engaged in the business of investing in both private and public companies. George Argyros owns a controlling interest in Westar II and Westar Associates. Mr. Argyros is the Chairman of the Board and Chief Executive Officer of Arnel and Affiliates, a private investment company. John Clark is the managing member of Westar Associates. Mr. Clark's principal occupation is as a partner of Westar Capital, a private investment firm. Mr. Clark is a member of the board of directors of the Issuer. Mr. Clark and Mr. Argyros are U.S. citizens. The principal business address of Westar II, Westar Associates, Westar Capital, and John Clark is 949 South Coast Drive, Suite 650, Costa Mesa, California 92626. The principal business address of Mr. Argyros and Arnel and Affiliates is 949 South Coast Drive, Suite 600, Costa Mesa, California 92626.

         Big Beaver is a Delaware limited liability company engaged in the business of investing in both private and public companies. The managing member of and holder of a controlling interest in Big Beaver is WIIIH Partners LP and the general partner of WIIIH Partners LP is TMW Enterprises, Inc., a Delaware corporation ("TMW"). Thomas M. Wheeler owns a controlling interest in TMW. Mr. Wheeler is a private investor. Oscar B. Marx, III is the President of TMW and of Big Beaver and is a member of Big Beaver. Paul Oster is the Treasurer of TMW and a member of Big Beaver. Messrs. Oster and Marx are members of the board of directors of the Issuer. Messrs. Wheeler, Oster and Marx are U.S. citizens. The principal business address of Big Beaver, TMW, Messrs. Wheeler, Oster and Marx is 801 W. Big Beaver Road, Suite 201, Troy, Michigan 48084. The principal address of WIIIH Partners LP is 50 Rockefeller Plaza, 54th Floor, New York, New York.

         During the past five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any person named herein pursuant to Instruction C of Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any person named herein pursuant to Instruction C of Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with the Credit Agreement dated March 16, 2000 between Big Star and the Issuer ("Credit Agreement"), as described in the Second Amendment, Big Star was granted the right to convert (the "Conversion Right") all or any portion of the outstanding principal amount and accrued interest under the loans funded pursuant to the Credit Agreement to shares of Issuer Class A Common Stock. Big Star was also issued a warrant (the "Bridge Loan Warrant") to purchase shares of Issuer Class A Common Stock in an amount equal to ten percent (10%) of the principal amount of the loans funded pursuant to the Credit Agreement. In no event, however, shall Big Star be entitled to exercise the Conversion Right and the Bridge Loan Warrant to the extent that after giving effect thereto, Big Star shall have acquired pursuant to such conversion and exercise more than 19.99% of the outstanding Issuer Class A Common Stock. Big Star has made an additional loan to Issuer pursuant to the Credit Agreement, effective as of May 10, 2000, in the amount of $1,000,000, as evidenced by the Supplement to Loan Agreement dated May 10, 2000 between Big Star and the Issuer (the "Supplement").

ITEM 4:  PURPOSE OF TRANSACTION.

         The Credit Agreement was entered into in connection with the agreement of Big Star to loan the Issuer up to $4,000,000 (the "Loan"), of which $1,500,000 was funded upon execution of the Credit Agreement, as described in the Second Amendment. As permitted by the Credit Agreement, the Issuer requested and Big Star agreed to an additional funding under the Loan in the amount of $1,000,000 (the "$1,000,000 Additional Funding"). The Supplement was entered into and the $1,000,000 Additional Funding was made on May 10, 2000, for the purpose of providing investment capital to the Issuer. As described in the Second Amendment, a Promissory Note was executed by the Issuer on March 16, 2000 (the "Promissory Note"), and Big Star was granted the Conversion Right, whereunder Big Star is entitled to convert all or any portion of the outstanding principal amount and accrued interest under the Promissory Note to shares of Issuer Class A Common Stock. The Conversion Right may be exercised by Big Star at any time until repayment in full of the Loan. The Loan is due on the earlier of August 31, 2000, or the occurrence of a Triggering Event (as defined in the Credit Agreement). The conversion price for such shares shall be the lesser of (i) the average closing bid price for the Issuer Class A Common Stock; or (ii) the issuance price per share of any subsequent offering of equity in an aggregate amount in excess of $5,000,000. As of the closing date for the $1,000,000 Additional Funding, Big Star would be entitled to 181,037 shares of Issuer Class A Common Stock upon exercise of the Conversion Right with respect to the Promissory Note (which is the sum of the 79,617 shares issuable with respect to the initial funding of $1,500,000 described in the Second Amendment plus 101,420 shares issuable with respect to the $1,000,000 Additional Funding). Pursuant to the Credit Agreement, and as also described in the Second Amendment, Big Star was also issued the Bridge Loan Warrant to purchase shares of Issuer Class A Common Stock in an amount equal to ten percent (10%) of the outstanding principal amount of the Loan or portion thereof funded pursuant to the Credit Agreement. The Bridge Loan Warrant may be exercised by Big Star at any time prior to May 10, 2005. The exercise price for such shares shall be the lesser of
(i) the average closing bid price for the Issuer Class A Common Stock for the ten (10) consecutive business days ending on the day of a funded amount under the Loan; or (ii) the issuance price per share of any subsequent offering of equity in an aggregate amount in excess of $5,000,000. As of the closing date of the $1,000,000 Additional Financing, Big Star would be entitled to purchase 18,103 shares of Issuer Class A Common Stock pursuant to exercise of the Bridge Loan Warrant (which is the sum of the 7,961 shares exercisable with respect to the initial funding of $1,500,000 described in the Second Amendment plus 10,142 shares issuable with respect to the $1,000,000 Additional Funding). In no event, however, shall Big Star be entitled to exercise the Conversion Right and the Bridge Loan Warrant to the extent that after giving effect thereto, Big Star shall have acquired pursuant to such conversion and exercise more than 19.99% of the outstanding Issuer Class A Common Stock.

         Pursuant to the terms of a First Amendment to Investors' Rights Agreement executed in connection with the Credit Agreement and the Investors' Rights Agreement dated as of June 8, 1999 (collectively, the "Amended Rights Agreement"), Big Star, Big Beaver and Westar II, respectively, will have certain rights to register for resale pursuant to the Securities Act of 1933, as amended, any shares of Issuer Class A Common Stock received by Big Star upon the exercise of the Conversion Right or the Bridge Loan Warrant, or received by Big Beaver or Westar II, upon the exercise of the contingent warrants or conversion of the Issuer Series A Preferred Stock held by Big Beaver and by Westar II. The Amended Rights Agreement also provides Big Beaver and Westar II with a right of first refusal to participate in future sales of equity securities by the Issuer, subject to the terms, conditions and limitations provided in the Rights Agreement.

         Other than as described above, no Reporting Person has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

         The foregoing summary of the Supplement, the Credit Agreement, the Promissory Note, the Bridge Loan Warrant and the Amended Rights Agreement is qualified in its entirety by reference to the copies of such documents included as exhibits to the First Amendment, the Second Amendment and this Amendment No. 3 to Schedule 13D and are incorporated herein by their entirety in this reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) According to the Issuer, there were 1,914,089 shares of Issuer Common Stock outstanding as of May 10, 2000. As of May 10, 2000, the conversion right provides Big Star the right to convert the Promissory Note into 181,037 shares of Issuer Class A Common Stock and the Bridge Loan Warrant provides Big Star the right to purchase 18,103 shares of Issuer Class A Common Stock, and in addition, Westar II and Big Beaver each owns 4,500 shares of Series A Preferred Stock which are currently convertible into 2,686,567 shares of Issuer Class A Common Stock representing in the aggregate approximately 74.43% of the outstanding shares of Issuer Class A Common Stock (which together with the 40,000 shares owned by George L. Argyros as discussed below, represents in the aggregate approximately 74.97% of the outstanding shares of Issuer Class A Common Stock). Further, Westar II and Big Beaver each owns Contingent Warrants which are exercisable for up to 614,787 shares (of which 70,224 are not currently subject to exercise) of Issuer Class A Common Stock. The Contingent Warrants, however, are exercisable only upon the exercise of certain other outstanding warrants to purchase Issuer Common Stock and only for that number of shares equal to 36.9% of the shares purchased under such other warrants. The purpose of the Contingent Warrants is to provide Westar II and Big Beaver with anti-dilution protection in the event that other outstanding warrants to purchase Issuer Class A Common Stock are exercised. Consequently, the exercise of the Contingent Warrants would not result in either such investor owning more than 37.48% of the outstanding Issuer Class A Common Stock or in the investors together owning more than 74.97% of the outstanding Issuer Class A Common Stock. The Reporting Persons disclaim beneficial ownership of the shares underlying the Contingent Warrants until such time as such shares are purchased upon the exercise of such Contingent Warrants.

         Due to the controlling interest of George Argyros in Westar II and its controlling entities, and the controlling interest of Thomas Wheeler in Big Beaver and its controlling entities, Mr. Argyros and Mr. Wheeler may be deemed to share the power to vote and dispose of (and therefore be the beneficial owners of) the shares issuable upon conversion of the Promissory Note and exercise of the Bridge Loan Warrant by Big Star, and upon conversion of the Series A Preferred Stock and the exercise of the Contingent Warrants held by their respective affiliates. In addition, as the managing member of Westar II, Westar Associates may be deemed to be the beneficial owner of the shares held by Westar II. George Argyros and Westar Associates disclaim beneficial ownership of
(i) all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common Stock issuable upon conversion or exercise thereof which are held by Big Beaver, (ii) the Bridge Loan Warrant and all shares of Issuer Common Stock issuable upon conversion or exercise of the Conversion Right under the Credit Agreement or of the Bridge Loan Warrant, except to the extent of their interests in Big Star, and (iii) all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common Stock issuable upon conversion or exercise thereof which are held by Westar II, except to the extent of their respective interests in Westar II. Westar II disclaims beneficial ownership of
(i) all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Class A Common Stock issuable upon conversion or exercise thereof, which are held by Big Beaver, and (ii) the Bridge Loan Warrant and all shares of Issuer Class A Common Stock issuable upon conversion or exercise of the Conversion Right under the Credit Agreement or of the Bridge Loan Warrant, except to the extent of its interests in Big Star. Thomas Wheeler disclaims beneficial ownership of (i) all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common

Stock issuable upon conversion or exercise thereof which are held by Westar II,
(ii) the Bridge Loan Warrant and all shares of Issuer Common Stock issuable upon conversion or exercise of the Conversion Right under the Credit Agreement or of the Bridge Loan Warrant, except to the extent of his interests in Big Star, and
(iii) all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common Stock issuable upon conversion or exercise thereof which are held by Big Beaver, except to the extent of his interests in Big Beaver. Big Beaver disclaims beneficial ownership of all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common Stock issuable upon conversion or exercise thereof which are held by Westar II and (ii) the Bridge Loan Warrant and all shares of Issuer Class A Common Stock issuable upon conversion or exercise of the Conversion Right under the Credit Agreement or of the Bridge Loan Warrant, except to the extent of its interests in Big Star.

         George Argyros owns 40,000 shares of Issuer Common Stock representing approximately 2.09% of the outstanding shares. As members of a group, Big Star, Thomas Wheeler, Big Beaver, Westar Associates and Westar II may be deemed to be the beneficial owners of Mr. Argyros' shares. Big Star, Mr. Wheeler, Big Beaver, Westar Associates and Westar II disclaim beneficial ownership of such shares.

         In addition, John Clark owns 2,500 shares of Issuer Common Stock and has the right to acquire pursuant to currently exercisable options 11,000 shares of Issuer Common Stock representing less than 1% of the outstanding shares (after giving effect to the exercise of such option). Neither Paul Oster nor Oscar B. Marx, III beneficially own any shares of Issuer Common Stock.

         (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 pursuant to Instruction C of
Schedule 13D, has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Supplement, Credit Agreement, Bridge Loan Warrant, Contingent Warrants, Shareholders' Agreement (as described in the First Amendment), Amended Rights Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         1.       Joint Filing Agreement.

         2. Supplement to Loan Agreement dated May 10, 2000, by and between Big Star Investments LLC and Amerigon Incorporated.

         3. Credit Agreement dated March 16, 2000, by and between Big Star Investments LLC and Amerigon Incorporated (incorporated by reference to Exhibit 2 of the Second Amendment).

         4. Bridge Loan Warrant dated March 16, 2000 (incorporated by reference to Exhibit 3 of the Second Amendment).

         5. Promissory Note dated March 16, 2000 (incorporated by reference to Exhibit 4 of the Second Amendment).

         6.       Form of Contingent Warrants (incorporated by reference to
                  Exhibit 4 of the Original Statement).

         7. Form of Investors' Rights Agreement (incorporated by reference to Exhibit 7 of the Original Statement).

         8. First Amendment to Investors' Rights Agreement (incorporated by reference to Exhibit 7 of the Second Amendment).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  As of May 24, 2000                BIG STAR INVESTMENTS LLC
                                          By: Westar Capital II, LLC, Member
                                              By: Westar Capital Associates II,
                                                  LLC, Manager
                                                  By: /s/Alan B. Sellers

                                          By: Big Beaver Investments LLC, Member
                                              By: /s/O.B. Marx III


                                          BIG BEAVER INVESTMENTS LLC
                                          By: /s/O.B. Marx III


                                             /s/George Argyros
                                          GEORGE ARGYROS


                                             /s/Thomas M. Wheeler
                                          THOMAS M. WHEELER


                                          WESTAR CAPITAL II, LLC
                                          By: Westar Capital Associates II, LLC
                                              Manager
                                              By: /s/Alan B. Sellers


                                          WESTAR CAPITAL ASSOCIATES II, LLC
                                          By: /s/Alan B. Sellers

                                    EXHIBIT 1
                                    ---------

                             JOINT FILING AGREEMENT


         The undersigned agree to file jointly with the Securities and Exchange Commission ("SEC") any and all statements on Schedule 13D (and any amendments or supplements thereto) required under Section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with transactions by the undersigned in the Class A Common Stock of Amerigon Incorporated. Each of the undersigned will be responsible for the timely filing of the Schedule 13D and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein. None of the undersigned shall be responsible for the completeness or accuracy of the information concerning any other party contained in the Schedule 13D or any amendment thereto, except to the extent such person knows or has reason to believe that such information is inaccurate.

Dated:  As of April 7, 2000          BIG STAR INVESTMENTS LLC
                                     By: Westar Capital II, LLC, Member
                                         By: Westar Capital Associates II, LLC,
                                             Manager
                                             By: /s/ Alan B. Sellers

                                     By: Big Beaver Investments LLC, Member
                                         By: /s/ O.B. Marx III


                                     BIG BEAVER INVESTMENTS LLC
                                     By: /s/ O.B. Marx III

                                         /s/ George Argyros
                                     GEORGE ARGYROS


                                         /s/ Thomas M. Wheeler
                                     THOMAS M. WHEELER


                                     WESTAR CAPITAL II, LLC
                                     By: Westar Capital Associates II, LLC
                                         Manager
                                         By: /s/ Alan B. Sellers


                                     WESTAR CAPITAL ASSOCIATES II, LLC
                                     By: /s/ Alan B. Sellers


                                    Exhibit 1
                                     Page 1

                                    EXHIBIT 2
                                    ---------

                          SUPPLEMENT TO LOAN AGREEMENT


         This SUPPLEMENT TO LOAN AGREEMENT (this "Agreement"), dated as of May 10, 2000 is made between Amerigon Incorporated, a California corporation (the "Company"), and Big Star Investments LLC (the "Lender") in connection with that certain Credit Agreement dated as of March 16, 2000 (the "Loan Agreement"), between the Company and the Lender.

         Terms as defined in the Loan Agreement and documents related thereto are incorporated by herein by this reference and will have the same meaning in this Agreement.

         As provided pursuant to terms of the Loan Agreement, the Company desires an Additional Loan of $1,000,000 (the "Additional Loan") to be funded on May 10, 2000 and the Lender is willing to make such Additional Loan to the Company upon the terms and subject to the conditions set forth in the Loan Agreement.

         Accordingly, the parties hereto agree as follows:

1. Section 2.02 of the Loan Agreement (Borrowing Procedure) is hereby satisfied by the execution of this Agreement by the Company and the Lender.

2. The Additional Loan has been authorized and approved by the disinterested members of the Board of Directors of the Company, in resolutions passed on March 8, 2000 authorizing Bridge Loans up to $4,000,000.

3. The Additional Bridge Loan Warrants to be issued in connection with the Additional Loan as provided in Section 2.12 in the Loan Agreement shall be evidenced by the Bridge Loan Warrant issued to the Lender, dated as of March 16, 2000.

4. The Additional Loan shall be evidenced by the Note issued to the Lender, dated as of March 16, 2000.

5. Pursuant to Section 2.11 of the Loan Agreement, the Conversion Rights of the Additional Loan will be at a conversion price equal to the Market Price of the Class A Common Stock as of the date that the Additional Loan is made to the Company. Lender has the election of having the Initial Loan of $1.5 million of March 16, 2000 (the "Initial Loan") repaid or converted at the applicable conversion price and independently having the Additional Loan repaid or converted at the applicable conversion price.

6. The Company hereby certifies to the Lender that (a) each of the representations and warranties set forth in Section 4.01 of the Loan Agreement is true and correct as of the date hereof; (b) that the conditions precedent set forth in Section 3.02(b) and 3.02(c) to the making of the Additional Loan have been satisfied; and (c) it is in compliance with all other terms and conditions of the Loan Documents.


                                   Exhibit 2
                                     Page 1

7. Section 5.03(g) of the Loan Agreement is hereby amended and shall not apply to the issuance of equity securities by the Company (the "Offering").

8. Pursuant to Section 2.11(a) of the Loan Agreement and Section 5(a) of the Bridge Loan Warrant, in an Offering in excess of $5 million, if the issuance price of the Offering is less than the Market Price with respect to a particular Loan, such lesser price shall be the Conversion Price for such Loan and the Exercise Price for the Bridge Loan Warrants.

9.       Miscellaneous.

         9.1 Successors and Assigns. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives.

         9.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California.

         9.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which, when taken together, shall constitute one and the same instrument.

         9.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

         9.5 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

         9.6 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

         9.7 Entire Agreement; Waiver. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

                                   Exhibit 2
                                     Page 2

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.


                                          AMERIGON INCORPORATED,
                                          a California corporation
                                          By:    /s/Richard Weisbart
                                          Name:  Richard Weisbart
                                          Title: President and CEO


                                          BIG STAR INVESTMENTS LLC
                                          By: Westar Capital II, LLC, Member
                                              By:  Westar Capital Associates II,
                                                   LLC, Manager
                                                   By: /s/Alan B. Sellers

                                              By:  Big Beaver Investments LLC,
                                                   Member
                                                   By: /s/O.B. Marx III


                                   Exhibit 2
                                     Page 3